UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DOGECOIN CASH, INC.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

20-1898270

(I.R.S. Employer Identification No.)

355 West Mesquite Blvd, C70

Mesquite, Nevada 89027

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [X]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [ ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

DogeCoin Cash Units

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered

Dogecoin Cash, Inc., a Nevada corporation (the “Company”), is registering its DogeCoin Cash Units (the “Units”), CUSIP 13764T303, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Units are governed by the Certificate of Designation of Dogecoin Cash Inc. Units filed with the Nevada Secretary of State on January 7, 2026, as Filing No. 20265428585, effective January 7, 2026, at 12:00 p.m. (the “Designation”). The Designation is filed herewith as Exhibit 3.1 and incorporated herein by reference.

Nature of the Units

The Units are contractual securities of the Company, separate from the Company’s common and preferred stock and from the underlying blockchain tokens. Each Unit represents a contractual right, exercisable subject to the Designation, to withdraw one (1) Dogecoin Cash digital token (a “DOG Token”).

The Units have no stated or par value. They do not represent shares of capital stock, partnership interests, direct equity ownership, voting rights or residual ownership interests in the Company. They confer no dividend or governance rights. The Designation does not provide for conversion of Units into Company capital stock or for preemptive or subscription rights.

Underlying DOG Tokens

The referenced DOG Token is deployed on BNB Smart Chain, also known as Binance Smart Chain, using the BEP-20 token standard, under smart contract address:

0x9596a56c73CA6f50CBd05cB8D85865F75659dC78

This address identifies the token contract. The Designation states that the referenced DOG Tokens are not securities of the Company and do not represent equity or ownership interests in the Company.

Ownership or transfer of a Unit does not automatically transfer the underlying DOG Token to a holder’s blockchain wallet.

DogeSPAC Holdings and Internal Reservation

The Company’s wholly owned subsidiary, DogeSPAC LLC, a Colorado limited liability company (“DogeSPAC”), owns 600,000,000 DOG Tokens. Those holdings are internally reserved for the Units, including sufficient DOG Tokens to support the current entitlement of one DOG Token for each outstanding Unit.

The internal reservation is an administrative allocation of Company-controlled holdings. It does not itself establish a separate trust, escrow or security interest in favor of Unit holders or transfer ownership of particular DOG Tokens to them.

Issuance and Outstanding Units

The Company declared a special distribution of one Unit for each share of Company common stock held of record on December 22, 2025, with a payment date of January 7, 2026.

The report maintained by Colonial Stock Transfer Co., Inc. as of September 9, 2026, reflects 160,109,031 Units outstanding.

Under the Designation, the number of authorized Units is determined by the Company’s Board of Directors (the “Board”) from time to time in connection with issuances of Company common stock and may be increased or decreased by Board resolution without further stockholder action. Any issuance remains subject to applicable law and the governing instruments.

The Units do not increase or otherwise change the Company’s authorized or outstanding common or preferred stock.

Transfer Agent and Ownership Records

Colonial Stock Transfer Co., Inc. (“Colonial”) serves as transfer agent for the Units and maintains the register of ownership on the Company’s behalf.

Transfers are registered in accordance with the Designation, applicable securities laws, the Company’s governing documents and the transfer agent’s procedures. Beneficial interests held through brokers, banks, nominees or other intermediaries are also subject to the applicable intermediary’s records and procedures.

Transfer Restrictions and Market Considerations

The Units were originally distributed as restricted securities exempt from registration. Under the Designation, transfers are permitted only in accordance with applicable securities laws and the Company’s governing documents. Transfers remain subject to applicable restrictions, legends and transfer-agent requirements.

Registration of the class under the Exchange Act does not itself register an offer or sale under the Securities Act of 1933, as amended, remove transfer restrictions or establish eligibility for a particular resale exemption.

The Designation states that no public or secondary market is expected to develop for the Units. This registration does not assure symbol assignment, market-maker quotations, trading, liquidity or availability of any trading venue. Any quotation or resale must separately satisfy applicable regulatory requirements.

Withdrawal Right and Duration

No holder may exercise the withdrawal right until the date that is one (1) year after issuance of the applicable Unit. Accordingly, the withdrawal right for Units issued January 7, 2026, may not be exercised before January 7, 2027.

Following the deferral period, the withdrawal right associated with each Unit is perpetual and does not expire unless otherwise terminated or suspended by the Board to the extent permitted by Nevada law and applicable securities laws, subject to the protection described below.

Withdrawals are subject to applicable securities laws, transfer-agent procedures and administrative requirements adopted by the Company to ensure regulatory compliance. Upon completed delivery of the underlying DOG Tokens, the corresponding Units are cancelled on the Company’s records.

Under the Designation, the Company makes no representation or guarantee that any withdrawal of DOG Tokens will occur, that DOG Tokens will have market value or liquidity, or that any blockchain-based trading venue will remain available.

Board Authority to Amend, Suspend or Terminate

Section 7 of the Designation authorizes the Board to amend, suspend or terminate the rights of the Units to the extent permitted by Nevada law and applicable securities laws, provided that no such action may retroactively impair a withdrawal right that has vested and become exercisable.

The Company reserves the full authority expressly provided by the Designation, subject to that limitation and applicable law. The Company may also adopt the administrative requirements contemplated by the Designation.

This registration statement does not itself amend the Designation or create additional amendment powers.

Governing Instrument

The foregoing description is qualified in its entirety by reference to the Designation, filed as Exhibit 3.1 and incorporated herein by reference. The Designation controls in the event of any inconsistency with this summary.

Item 2. Exhibits

3.1 — Certificate of Designation of Dogecoin Cash Inc. Units, filed with the Nevada Secretary of State on January 7, 2026, Filing No. 20265428585 (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DOGECOIN CASH, INC.

Date: November 3, 2026

By: /S/ David Tobias

Name: David Tobias

Title: Chief Executive Officer